Exhibit 99.1

November 3, 2021

MKS INSTRUMENTS TO ACQUIRE ATOTECH

Results of Court Meeting and General Meeting

LONDON, England – November 3, 2021 – (GLOBE NEWSWIRE) On July 1, 2021, the board of directors of Atotech Limited (NYSE:ATC) (“Atotech”) and the board of directors of MKS Instruments, Inc. (NASDAQ:MKSI) (“MKS”) announced that they had entered into a definitive agreement pursuant to which MKS would acquire the entire issued and to be issued share capital of Atotech (the “Acquisition”). The Acquisition is to be effected by means of a scheme of arrangement under Article 125 of the Companies (Jersey) Law 1991 (as amended).

The Company announces that the Court Meeting to consider and, if thought fit, approve the Scheme and the General Meeting to consider and, if thought fit, pass the Resolution relating to the Acquisition were each held today and:

(a)	the requisite majority of eligible Scheme Shareholders voted in favour of the Scheme Resolution at the Court Meeting; and

(b)	the requisite majority of eligible Atotech Shareholders voted to pass the Resolution to implement the Scheme, including the amendment of Atotech’s articles of association, at the General Meeting,

and, in each case, over 99 per cent of the Atotech Shares voted at the Meeting were voted in favour of the relevant resolution.

A copy of the articles of association of Atotech (as amended pursuant to the Resolution passed at today’s General Meeting and with effect from its passing) is available for inspection on Atotech’s website at https://investors.atotech.com.

Details of the resolutions passed are set out in the notices of the Court Meeting and General Meeting contained in the scheme document published on September 28, 2021 in relation to the Acquisition (the “Scheme Document”).

Capitalised terms defined in the Scheme Document have the same meanings in this announcement.

Timetable of principal events

The expected timetable of principal events relating to the Scheme remains as set out on page 15 to 16 of the Scheme Document.

Subject to the satisfaction or, where applicable, the waiver of the other Conditions (as set out in the Scheme Document) and the sanction by the Court at the Court Sanction Hearing, the Scheme is expected to become effective in the fourth quarter of 2021. If any of the dates and/or times in this expected timetable change materially, the revised dates and/or times will be published by public announcement in the United States and by making such announcement available on Atotech’s website at https://investors.atotech.com.

Notices

Important Notices Relating to Advisers

Credit Suisse is acting as financial advisor and Latham & Watkins is acting as legal advisor to Atotech. Ogier is advising Atotech as to Jersey law matters.

About Atotech

Atotech is a leading specialty-chemicals technology company and a market leader in advanced electroplating solutions. Atotech delivers chemistry, equipment, software, and services for innovative technology applications through an integrated systems-and-solutions approach. Atotech solutions are used in a wide variety of end-markets, including smartphones and other consumer electronics, communications infrastructure, and computing, as well as in numerous industrial and consumer applications such as automotive, heavy machinery, and household appliances.

Atotech, headquartered in Berlin, Germany, is a team of 4,000 employees in over 40 countries generating annual revenue of $1.2 billion in 2020. Atotech has manufacturing operations across Europe, the Americas, and Asia. With its well-established innovative strength and industry-leading global TechCenter network, Atotech delivers pioneering solutions combined with unparalleled on-site support for over 9,000 customers worldwide. For more information about Atotech, please visit us at www.atotech.com.

As noted at the time of Atotech’s public offering, Atotech is not a company subject to regulation under the City Code on Takeovers and Mergers (the “UK Takeover Code”), therefore no dealing disclosures are required to be made under Rule 8 of the UK Takeover Code by shareholders of MKS or Atotech.

Safe Harbor for Forward-Looking Statements

Statements in this announcement regarding the proposed transaction between MKS and Atotech (the “transaction”), the expected timetable for completing the transaction, future financial and operating results and metrics for the combined company, including to reflect MKS’ acquisition of Photon Control Inc., which MKS acquired in July 2021, benefits and synergies of the transaction, future opportunities for the combined company and any other statements about MKS’ or Atotech’s managements’ future expectations, beliefs, goals, plans or prospects constitute forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. Any statements that are not statements of historical fact (including statements containing the words “will,” “projects,” “intends,” “believes,” “plans,” “anticipates,” “expects,” “estimates,” “forecasts,” “continues” and similar expressions) should also be considered to be forward-looking statements. These statements are only predictions based on current assumptions and expectations. Actual events or results may differ materially from those in the forward-looking statements set forth herein. Among the important factors that could cause actual events to differ materially from those in the forward-looking statements are: the ability of the parties to complete the transaction; the risk that the conditions to the closing of the transaction, including receipt of required regulatory approvals, are not satisfied in a timely manner or at all; the terms of MKS’ existing term loan, the terms and availability of financing for the transaction, the substantial indebtedness MKS expects to incur in connection with the transaction and the need to generate sufficient cash flows to service and repay such debt; litigation relating to the transaction; unexpected costs, charges or expenses resulting from the transaction; the risk that disruption from the transaction materially and adversely affects the respective businesses and operations of MKS and Atotech; restrictions during the pendency of the transaction that impact MKS’ or Atotech’s ability to pursue certain business opportunities or other strategic transactions; the ability of MKS to realize the anticipated synergies, cost savings and other benefits of the transaction, including the risk that the anticipated benefits from the transaction may not be realized within the expected time period or at all; competition from larger or more established companies in the companies’ respective markets; MKS’ ability to successfully grow Atotech’s business; potential adverse reactions or changes to business relationships resulting from the announcement, pendency or completion of the transaction; the ability of MKS to retain and hire key employees; legislative, regulatory and economic developments, including changing conditions affecting the markets in which MKS and Atotech operate, including the fluctuations in capital spending in the semiconductor industry and other advanced manufacturing markets and fluctuations in sales to MKS’ and Atotech’s existing and prospective customers; the challenges, risks and costs involved with integrating the operations of the companies MKS and Atotech acquire; the impact of the COVID-19 pandemic and related private and public measures on Atotech’s business; the ability of MKS to anticipate and meet customer demand; manufacturing and sourcing risks, including supply chain disruptions and component shortages; potential fluctuations in quarterly results; dependence on new product development; rapid technological and market change; acquisition strategy; volatility of stock price; international operations; financial risk management; and the other factors described in MKS’ Annual Report on Form 10-K for the fiscal year ended December 31, 2020 and any subsequent Quarterly Reports on Form 10-Q, and Atotech’s Annual Report on Form 20-F for fiscal year ended December 31, 2020 and any Reports on Form 6-K, each as filed with the U.S. Securities and Exchange Commission (the “SEC”). MKS and Atotech are under no obligation to, and expressly disclaim any obligation to, update or alter these forward-looking statements, whether as a result of new information, future events or otherwise after the date of this press release.

Additional Information and Where to Find It

Shareholders may obtain a free copy of the Scheme Document and other documents Atotech files with the SEC (when available) through the website maintained by the SEC at www.sec.gov. Atotech will also make available free of charge on its investor relations website at https://investors.atotech.com copies of materials it files with, or furnishes to, the SEC.

No Offer or Solicitation

This communication is for information purposes only and is not intended to and does not constitute, or form part of, an offer, invitation or the solicitation of an offer or invitation to purchase, otherwise acquire, subscribe for, sell or otherwise dispose of any securities, or the solicitation of any vote or approval in any jurisdiction, pursuant to the proposed transaction or otherwise, nor shall there be any sale, issuance or transfer of securities in any jurisdiction in contravention of applicable law.

The proposed transaction will be implemented solely pursuant to the scheme of arrangement, subject to the terms and conditions of the definitive agreement between MKS and Atotech, dated July 1, 2021, which contains the terms and conditions of the proposed transaction.

Atotech Contacts:

Investor Relations & Communications:

Sarah Spray

Vice President, Global Head of Investor Relations & Communications

+1 803.504.4731

Email: sarah.spray@atotech.com

Lex Suvanto / Patrick Ryan / Ruediger Assion

Edelman

Emails: lex.suvanto@edelman.com / Patrick.ryan@edelman.com / Ruediger.assion@edelman.com

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